SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

GREYSTONE LOGISTICS, INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

39807A100
(CUSIP Number)

Warren F. Kruger 1613 East 15th Street Tulsa, Oklahoma 74120 (918) 583-7441
(Name, address and telephone number of person authorized to receive notices and communications)

May 6, 2014
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

————————————————
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 39807A100	SCHEDULE 13D	Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS Warren F. Kruger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7	SOLE VOTING POWER 8,922,783
SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 8,922,783
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,922,783
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.44%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 39807A100	SCHEDULE 13D	Page 3 of 4 Pages

ITEM 1.  SECURITY AND ISSUER

The securities to which this Schedule 13D relate are shares of common stock, par value $.0001 per share (“Common Stock”), of Greystone Logistics, Inc., an Oklahoma corporation (the “Company”).

The address of the Company’s principal executive office is 1613 East 15th Street, Tulsa, Oklahoma 74120.

ITEM 2.  IDENTITY AND BACKGROUND

(a)	Warren F. Kruger

(b)	The business address of Mr. Kruger is 1613 East 15th Street, Tulsa, Oklahoma 74120.

(c)	Mr. Kruger’s principal occupation is acting as President and Chief Executive Officer of the Company.

(d)	Mr. Kruger has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)
Mr. Kruger has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Kruger is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On May 6, 2014, Mr. Kruger was issued 175,000 shares of the Company’s Common Stock.  The shares were issued in connection with options exercised by Mr. Kruger at a strike price of $0.40 per share.

ITEM 4.  PURPOSE OF TRANSACTION

Mr. Kruger received and currently holds the shares of the Company’s Common Stock, as described herein, for investment purposes.

Mr. Kruger does not have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 to Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) Mr. Kruger is currently the beneficial owner of 8,922,783 shares of Common Stock1 and the beneficial owner of 31.44% of the total issued and outstanding shares of Common Stock.

(b) The responses of Mr. Kruger to Items 7-11 of the cover page of this Schedule 13D are incorporated herein by reference.

(c) The responses of Mr. Kruger to Item 3 of this Schedule 13D are incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

1 This total includes: (i) 6,980,316 shares of Common Stock beneficially owned directly by Mr. Kruger; (ii) 19,000 shares of Common Stock held of record by Yorktown Management & Financial Services, L.L.C., an entity owned by Mr. Kruger; (iii) 250,000 shares of Common Stock that Mr. Kruger directly has the right to acquire in connection with options; (iv) 6,800 shares of Common Stock that Mr. Kruger holds as custodian for minor children; and (v) 1,666,667 shares of Common Stock that Mr. Kruger has the right to acquire upon conversion of Senior Preferred Stock of the Company.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 8, 2014	By:	/s/ Warren F. Kruger
Warren F. Kruger
Director, President and Chief Executive Officer